UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

STEINWAY MUSICAL INSTRUMENTS, INC.

(Names of Subject Company (issuer))

KSTW ACQUISITION, INC.

(Name of Filing Persons (Offeror)) a wholly owned indirect subsidiary of

KSTW HOLDINGS, INC.

(Name of Filing Persons (Parent of Offeror))

KOHLBERG INVESTORS VII, L.P.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

858495104

(CUSIP Number of Class of Securities)

KSTW Acquisition, Inc.

KSTW Holdings, Inc.

c/o Kohlberg & Company

111 Radio Circle

Mount Kisco, New York 10549

Attention: Christopher W. Anderson

(914) 241-7430

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

William M. Shields, Esq.

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Phone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$458,488,240.00	$62,537.80

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by multiplying the offer price of $35.00 per share of common stock of Steinway Musical Instruments, Inc. (“Steinway”), par value $0.001 per share, (“Shares”) by 13,099,664 Shares, which, based on information provided by Steinway as of June 27, 2013, is the sum of (i) 12,475,114 Shares outstanding and (ii) 624,550 Shares authorized and reserved for issuance pursuant to outstanding options to purchase Shares.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, is calculated by multiplying the Transaction Valuation by .00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $62,537.80	Filing Party: KSTW Acquisition, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 15, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 15, 2013, as amended by Amendment No. 1 filed with the SEC on July 19, 2013, Amendment No. 2 filed with the SEC on July 23, 2013, Amendment No. 3 filed with the SEC on July 30, 2013 and Amendment No. 4 filed with the SEC on August 13, 2013 (which, together with any subsequent amendments or supplements thereto, collectively constitutes this “Schedule TO”). This Schedule TO relates to the tender offer by KSTW Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of KSTW Holdings, Inc., a Delaware corporation (“Parent”), which is controlled by Kohlberg Investors VII, L.P., a Cayman Islands limited partnership (“Sponsor”), for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Steinway Musical Instruments, Inc., a Delaware corporation (“Steinway”), at a price of $35.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated July 15, 2013 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 5 is being filed to amend and supplement Items 1 through 9 and Item 11 as reflected below.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by as follows:

“As previously disclosed, on August 11, 2013, Parent and Purchaser received a Notice of Superior Proposal from Steinway which stated that Steinway had received a definitive proposal from another party to acquire all outstanding Shares for $38.00 per share in cash (the “New Proposal”). On August 13, 2013, Parent and Purchaser waived their right to negotiate with Steinway’s board of directors to make adjustments in the terms and conditions of the Merger Agreement and related ancillary documentation.

On August 14, 2013, Parent and Purchaser received notice from Steinway that Steinway had determined to enter into a definitive agreement with affiliates of Paulson & Co., an investment firm, based on the New Proposal but with an increased purchase price of $40 per share, and that, pursuant to Section 8.3(a) of the Merger Agreement, Steinway had terminated the Merger Agreement and would direct its bank to initiate payment of a termination fee of $6,675,000 by wire transfer of same day funds into an account designated by Parent.

In accordance with Section 2.1(a) of the Merger Agreement, Purchaser hereby irrevocably and unconditionally terminates the Offer. None of the Shares were purchased in the Offer and as a result of such termination, all of the Shares previously tendered will be promptly returned to the holders thereof, and no consideration will be paid to holders who have tendered their Shares in connection with the Offer.

A copy of the press release issued by Purchaser announcing the termination of the Offer is filed as Exhibit (a)(5)(F) hereto and incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of this Schedule TO is hereby amended and supplemented by adding Exhibits (a)(5)(F) thereto as follows:

Exhibit No.	Description

(a)(5)(F)	Press Release issued by KSTW Acquisition, Inc. on August 14, 2013

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2013

KSTW ACQUISITION, INC.

By:	/s/ Christopher Anderson
Name: Christopher Anderson
Title: President

KSTW HOLDINGS, INC.

By:	/s/ Christopher Anderson
Name: Christopher Anderson
Title: President

KOHLBERG INVESTORS VII, L.P.

By:	Kohlberg Management VII, L.P.,
its General Partner

By:	Kohlberg GP Management VII, L.L.C.,
its General Partner

By:	/s/ Christopher Anderson
Name: Christopher Anderson
Title: Vice President

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated July 15 2013

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Summary Advertisement as published in the Wall Street Journal on July 15, 2013

(a)(5)(A)*	Press Release issued by Steinway Musical Instruments, Inc. on July 1, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by KSTW Acquisitions, Inc. with the Securities and Exchange Commission on July 2, 2013)

(a)(5)(B)*	Letter to the dealers and partners of Steinway & Sons, dated July 12, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by KSTW Acquisitions, Inc. with the Securities and Exchange Commission on July 12, 2013)

(a)(5)(C)*	Letter to the dealers and partners of Conn-Selmer, dated July 12, 2013 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by KSTW Acquisitions, Inc. with the Securities and Exchange Commission on July 12, 2013)

(a)(5)(D)*	Press Release by KSTW Acquisitions, Inc. on July 15, 2013

(a)(5)(E)*	Joint Press Release issued by Steinway Musical Instruments, Inc. and KSTW Acquisition, Inc. on July 22, 2013

(a)(5)(F)	Press Release by KSTW Acquisitions, Inc. on August 14, 2013

(b)(1)*	Commitment Letter, dated July 15, 2013, by and among KSTW Holdings, Inc., KSTW Acquisition, Inc., MIHI LLC, Macquarie Capital (USA) Inc., Credit Suisse Securities (USA) LLC and Credit Suisse AG

(b)(2)*	Commitment Letter, dated June 30, 2013, by and among KSTW Holdings, Inc., KSTW Acquisition, Inc. and General Electric Capital Corporation

(b)(3)*	Equity Commitment Letter, dated June 30, 2013, by and among KSTW Holdings, Inc., KSTW Acquisition, Inc. and Kohlberg Investors VII, L.P.

(d)(1)	Agreement and Plan of Merger, dated June 30, 2013, by and among KSTW Holdings, Inc., KSTW Acquisition, Inc. and Steinway Musical Instruments, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on July 2, 2013)

(d)(2)*	Confidentiality Agreement, dated May 9, 2013, between Steinway Musical Instruments, Inc. and Kohlberg Management VII, L.P.

(d)(3)	Rights Agreement dated September 26, 2011 between Steinway Musical Instruments, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent, including the Form of Certificate of Designations of Participating Preferred Stock, the Form of Right Certificate, and the Summary of Rights to Purchase Preferred Shares, respectively attached thereto (incorporated by reference to Exhibit 4.1 to the Form 8-A12G filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on September 27, 2011)

(d)(4)	Amendment No. 1 to Rights Agreement, dated February 20, 2013 between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on February 22, 2013)

(d)(5)	Amendment No. 2 to Rights Agreement dated June 30, 2013 between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on July 2, 2013)

(d)(6)*	Limited Guaranty, dated June 30, 2013, by and between Kohlberg Investors VII, L.P. and Steinway Musical Instruments, Inc.

(g)	None

(h)	None

*	Previously filed.